VIA EDGAR

October 26, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attn:	Mr. Perry Hindin

RE:	Intersil Corporation
Schedule TO-I
Filed October 6, 2009
File No. 005-58985

Ladies and Gentlemen:

Intersil Corporation, a Delaware corporation (the “Company”), is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Schedule TO-I filed with the Securities and Exchange Commission (the “Commission”) by the Company on October 6, 2009 (File No. 005-58985) (the “Schedule TO”).

Set forth below are the responses of the Company to oral comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Commission on October 15, 2009 (the “Oral Comments”).

For the convenience of the Staff, each of the Oral Comments is transcribed in bold italics prior to the Company’s response.

General

1. The all holders provision in Exchange Act rule 13e-4(f)(8) applies equally to U.S. holders as well as non U.S. holders and we refer you to the interpretive guidance in Section II.G.1 of the SEC Release 33-8957. If the Company is relying on the 2001 global exemptive order applicable to employee stock option exchanges to exclude from participation in the offer to exchange some employees located outside the United States please note that exemptive relief is premised on there being a compensatory reason for the exclusion of such employees so that we ask that in the response letter the company either explain the reasons for any exclusions of participants residing outside of the United States or advise us as to how the Company is complying with all the provisions in Rule 13e-4(f)(8). If the Company is not able to provide the rationale for there being a compensatory reason then we would ask that such language be removed via amendment.

Response:

The Company advises the Staff that it is relying on the Commission’s Order of March 21, 2001 (the “Order”) with respect to compliance with the “all holders” provision of Rule 13e-4(f)(8)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to the Order, the Commission has granted an exemption from Rule 13e-4(f)(8)(i) for exchange offers for employee stock options that meet four conditions. The Company believes that it meets the four conditions specified in the Order for the general exemption from Rule 13e-4(f)(8)(i) of the Exchange Act as follows:

1. The Company believes that it meets the requirements to use Form S-8 (the Company (i) is subject to the requirement to file reports pursuant to Section 13 of the Exchange Act, (ii) has filed all reports and other materials required to be filed by such requirements during the preceding 12 months, (iii) is not a shell company and (iv) has not been a shell company for at least 60 calendar days). All options eligible for the stock option exchange offer (the “Offer”) were issued under the Intersil Corporation 1999 Equity Compensation Plan, as amended and restated from time to time, or the Intersil Corporation 2008 Equity Compensation Plan, as amended and restated from time to time (the “2008 Plan”), each of which, the Company believes, meets the definition of an “employee benefit plan” under Rule 405 of the Securities Act of 1933, as amended. All new stock options granted in the Offer will be granted under the 2008 Plan.

2. The Offer is being conducted for compensatory reasons. The Company’s equity compensation program is designed to attract, retain and motivate its employees through grants of equity-based awards. Stock options are one of the primary awards granted by the Company to carry-out the purposes of its equity-compensation program. However, due to the significant decline in the Company’s stock price over the past two years, many of the Company’s stock options are significantly under water. The Company believes that these underwater stock options no longer provide any meaningful incentive or retention value, and as such, no longer accomplish the purposes of its equity compensation program.

In order to ensure that its employees holding underwater stock options are adequately motivated and incentivized, the Company decided to implement the Offer to allow these employees to receive new stock options having a market value exercise price and a new vesting schedule in exchange for their underwater stock options. In determining the jurisdictions in which to extend the Offer, the Company considered numerous factors, including the job rank of employees in each jurisdiction, the number of employees holding otherwise eligible stock options in each jurisdiction, the number of stock options that employees in each jurisdiction could receive in the Offer, the consequences to employees of participating in the Offer, the cost of researching and complying with the applicable laws and regulations of each jurisdiction and any alternative ways in which the Company could compensate employees in a manner consistent with the purposes of the Offer and its equity compensation program.

After careful consideration of the above factors, the Company determined not to extend the Offer in Belgium, Italy, Sweden and France. This decision was based on several compensatory factors, including alternative and more efficient ways to motivate and incentivize the employees in these countries, the position employees in each of these countries hold with the Company (each are part of its sales force), the potential adverse tax consequences certain of these employees would face by participating in the Offer,1 the limited number of employees holding otherwise eligible options in each of these countries (1 in Italy, 1 in Sweden, 2 in Belgium and 4 in France), the limited number of new stock options that each individual in these countries holding otherwise eligible options could receive if he was permitted to participate in the Offer (1,571 in Italy, 2,320 in Sweden, 1,706 in the aggregate in Belgium and 4,723 in the aggregate in France) and the potential costs to the Company of extending the Offer in these countries. Based on these factors, the Company determined that it could more efficiently motivate and incentivize individuals in these countries by making a special stock option grant to each such individual holding otherwise eligible options. The Company believes that this special grant will further the same compensatory purposes that the Offer is designed to provide, as these new stock options will have a market value exercise price and a new vesting schedule.

The Company is also excluding from the Offer the only employee in Switzerland holding otherwise eligible stock options, as this individual has been notified that his employment will be terminated in December, 2009. As such, granting new stock options to this individual would not be consistent with the Company’s compensation policies.

3. The Company believes that it has disclosed in the Offer to Exchange (as defined below) the essential features and significance of the Offer, including risks that option holders should consider in deciding whether to accept the Offer.

4. The Company believes that, except as provided in the Order, it has complied with Rule 13e-4 of the Exchange Act.

The Company would like to direct the Staff’s attention to several recent stock option exchanges in which certain non-U.S. jurisdictions were excluded from participation:

•	Motorola, Inc.

•	ShoreTel, Inc.

•	Advanced Micro Devices, Inc.

•	Mindspeed Technologies, Inc.

In addition, the Company further advises the Staff that with respect to the exclusion of employees who are residents of any country where the Offer is prohibited under local regulations, the Company is not relying on the Order, but is instead relying on Rule 13e-4(f)(9)(ii) of the Exchange Act, which generally provides that the “all holders” rule in Rule 13e-4(f)(8)(i) does not prohibit an issuer from excluding from a tender offer all security holders in a jurisdiction where the issuer is prohibited from making the tender offer by applicable law. The Company has revised the disclosure in the Schedule TO and the Offer to Exchange Eligible Stock Options for New Stock Options dated October 7, 2009 and provided as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”) to clarify this point.

[1]

The Company’s counsel in Belgium has advised it that if an option holder in Belgium elects to participate in the Offer, he will be subject to tax upon the grant of any options received in connection with the Offer. The Company has been advised that this would not necessarily be the case if the individual simply received new stock options outside of the Offer.

2. We ask that the Company provide the information required by Item 1010(c)(4) of Regulation M-A, which is the ratio of earnings to fixed charges.

Response:

Amendment No. 1 amends Section 10 of the Offer to Exchange to provide the information required by Regulation M-A

Item 1010(c)(4).

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at 215.994.7412. Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Christopher G. Karras
Christopher G. Karras

cc:	Thomas C. Tokos